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FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT

1.
Name and Address of Company

        The name of the company is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.
Date of Material Change

        The material change occurred on August 30, 2004.

3.
News Release

        On August 30, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.
Summary of Material Change

        On August 30, 2004, the Corporation announced the appointment of Dennis Mills, the Honourable M. Douglas Young, P.C. and William Sutton to the Board of Directors, and the appointment of Dennis Mills as Vice-Chairman, effective immediately. The Corporation also announced that the appointment of John Simonetti as Chief Executive Officer and Chief Financial Officer had been confirmed, and that the Corporation and Andrew A.L. Blair have mutually agreed that Mr. Blair will cease to be the Executive Vice-President and Chief Operating Officer, effective immediately.

5.
Full Description of Material Change

        On August 30, 2004, the Corporation announced the appointment of Dennis Mills, the Honourable M. Douglas Young, P.C. and William Sutton to the Board of Directors, and the appointment of Dennis Mills as Vice-Chairman, effective immediately. The Corporation also announced that the appointment of John Simonetti as Chief Executive Officer and Chief Financial Officer had been confirmed, and that the Corporation and Andrew A.L. Blair have mutually agreed that Mr. Blair will cease to be the Executive Vice-President and Chief Operating Officer, effective immediately.

        A copy of the Press Release issued on August 30, 2004 is attached.

6.
Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

        This report is not being filed on a confidential basis.

7.
Omitted Information

        Not applicable.

8.
Executive Officer

        For further information, please contact John D. Simonetti, Chief Executive Officer and Chief Financial Officer of the Corporation at 905-726-7619.

9.
Date of Report

        DATED at Aurora, Ontario as of the 31st day of August, 2004.

/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Corporate Development, Secretary and General Counsel

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS INC. ANNOUNCES CHANGES TO
DIRECTORS AND OFFICERS

August 30, 2004, Aurora, Ontario, Canada.....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") announced today that Dennis Mills, the Honourable M. Douglas Young, P.C. and William Sutton have been appointed to its Board of Directors effective immediately. Mr. Mills has also been appointed as MID's Vice-Chairman effective immediately.

Mr. Mills is a former Vice-President of Magna International Inc. from 1984 to 1987 and served as a Member of Parliament in Canada's federal parliament from 1988 to 2004. While a Member of Parliament, Mr. Mills was Parliamentary Secretary to the Minister of Industry from 1993 to 1996 and served as a member of the Canadian federal parliament's Heritage, Industry and Public Accounts Committees.

Mr. Young is Chairman of Summa Strategies Canada Inc., Connors Bros. Income Fund and Heating Oil Partners Income Fund. He serves on the Board of Directors of Tesma International Inc., Magellan Aerospace Corporation, Australia Railroad Group PTY Ltd., Genesee & Wyoming Inc., and is Counsel to Atlantic Canada Lawyers, Patterson Palmer. Mr. Young was a federal Member of Parliament from 1988 to 1997 and between 1993 and 1997 he served at various times as Canada's Minister of Transport, Minister of Human Resources Development or Minister of National Defence and Veterans Affairs.

Mr. Sutton recently retired as Executive Vice-President, International Banking at Scotiabank, in which position he had specific responsibility for Scotiabank's operations throughout Latin America. Mr. Sutton joined Scotiabank in 1986, after a seventeen-year career at Citibank.

"On behalf of the directors of MID", said Mr. Frank Stronach, Chairman of MID, "I welcome all three new directors. Their experience in the business world will benefit MID".

MID also announced today that John Simonetti's appointment as Chief Executive Officer and Chief Financial Officer has been confirmed by MID's Board of Directors and that MID and Andrew Blair have mutually agreed that Mr. Blair will cease being MID's Executive Vice-President and Chief Operating Officer effective immediately.

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track off-track and account wagering markets.

For more information contact John Simonetti, Chief Executive Officer and Chief Financial Officer of MID, at (905) 726-7619.

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FORM 51-102F3 Securities Act MATERIAL CHANGE REPORT